Rochdale Investment Trust
570 Lexington Avenue
New York, NY 10022

April 18, 2012

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Rochdale Investment Trust (“the Trust”)
File Nos. 333-47415 and 811-08685

Dear Ms. Hatch:

This letter is written in response to the comments you provided to Angela Pingel on March 14, 2012 with respect to the Trust’s Annual Report dated December 31, 2011 (“Annual Report”) filed on Form N-CSR on March 9, 2012 (SEC Accession No. 0001193125-12-106544) and the Trust’s Post-Effective Amendment (“PEA”) No. 36 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of making material changes to the Trust’s Registration Statement.  PEA No. 36 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on January 31, 2012 (SEC Accession No. 0000894189-12-000475), and would have become effective on March 31, 2012.  On March 20, 2012, the Trust filed PEA No. 37 to its Registration Statement for the purpose of adding the audited financial statements and certain related financial information and to designate April 13, 2012 as the new date upon which PEA No. 36 to its Registration Statement shall become effective.  The Trust intends to make the revisions noted herein in its definitive prospectus and statement of additional information to be filed pursuant to Rule 497(c) under the 1933 Act.

For your convenience in reviewing the Trust’s responses, your comments are summarized in bold typeface immediately followed by the Trust’s responses.  In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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RESPONSES TO ORAL COMMENTS RECEIVED MARCH 14, 2012

Annual Report

Financial Highlights – All Funds

1.
The Financial Highlights do not reflect the per share effect of redemption fees collected during the fiscal year.  If the per share affect is immaterial, please confirm that fact supplementally.  In the future, please consider including disclosure of the immateriality in the Notes to Financial Statements section of the Annual Report.

Except for the Dividend & Income Portfolio, the per share affect of redemption fees collected during the fiscal year was not material for any of the Trust’s series.  The redemption fees collected during the fiscal year for the Dividend & Income Portfolio was material and its Financial Highlights include such disclosure under the heading, “Paid in capital from redemption fees (Note 2).”  The Trust will consider the Staff’s suggestion regarding the inclusion of disclosure related to the immaterial per share affect of redemption fees collected for future Annual Reports.

Prospectus – All Funds

Investment Objectives and Principal Investment Strategies – All Funds

2.
In the Staff’s review of the Annual Report, it noted that certain funds engage in securities lending.  The Staff also noted that such strategy does not appear to be disclosed in the “Principal Investment Strategies” sub-section of the Summary Section or the more detailed “Principal Investment Strategies” section related to the Funds pursuant to Item 9 of Form N-1A.  Please consider whether this is a principal strategy that should be disclosed in one or both of the referenced sections.

The Trust responds by revising the disclosure for the Large Growth and Large Value Portfolios to indicate that the lending of portfolio securities may be a “Principal Investment Strategy” and adding disclosure regarding securities lending to the “Principal Risks of Investing in the Portfolios” section.

Prospectus – All Funds Except Emerging Markets Portfolio

Summary Section – All Funds

3.
In the last paragraph of the “Performance” sub-section, the sentence, “The ‘Return After Taxes on Distributions and Sale of Fund shares’ may be higher than other return figures because when a capital loss occurs upon the redemption of Portfolio shares, a tax deduction is provided that benefits the investor” is included for each Fund.  Per General Instruction (C)(3)(b) and Item 4(b)(2)(iii)(D) of Form N-1A, this explanation may only be included if an average annual total return (after taxes on distributions and redemptions) is actually higher than average annual total return. Please only include the referenced sentence where appropriate.

The Trust has reviewed its disclosure and has removed the referenced sentence from the Dividend & Income Portfolio, the only series of the Trust where such disclosure is not specifically allowed.

4.	In the “Portfolio Manager” sub-section, please include both the month and year that each portfolio manager’s service to a Fund began.

The Trust responds by revising such disclosure to include both the month and year that each portfolio manager’s service to each series of the Trust began.

Summary Section – Dividend & Income Portfolio

5.
In the “Principal Investment Strategies” sub-section, please add a parenthetical which explains that securities below investment grade are also known as junk bonds to the sentence, “No more than 15% of the Portfolio’s assets at cost may be invested in debt securities, convertible securities, or preferred stocks deemed below investment grade.”

The Trust responds by revising such disclosure to include the requested reference to “junk bonds.”

6.
The “Liquidity Risk” contained within the “Principal Investment Risks” sub-section, references “one or more of the instruments in which the Portfolio invests may be permanently illiquid.”  Please explain the instruments in which the Fund invests that may be permanently illiquid.

The Trust responds by revising the disclosure to note that the Portfolio in question may own securities for which no market is expected to develop and which are, therefore, unlikely to have a market price readily available.  The securities in question are privately placed asset-backed securities.

7.
In the “Performance” sub-section, please consider revising the disclosure relating to the Fund’s operation as the Alpha Portfolio such that it is included only one time within the sub-section.  One suggestion would be to incorporate such information into the introductory paragraph to this sub-section.

The Trust responds by stating that it believes that the current presentation, as footnotes to the actual performance data, is best suited to ensure that shareholders are able to understand the performance data presented.  The Trust believes that incorporating the information into the introduction rather than footnoting the data is likely to cause confusion as many people are likely to skip reading the introductory paragraph and just review the performance data.  Such individuals would never see the historical explanation.

Summary Section – Fixed Income Opportunities Portfolio

8.
In the Staff’s review of the section relating to management’s discussion of the Fund’s performance within the Annual Report, the Staff noted that management intends to add more legal receivables and emerging market high yield bonds to the Fund.  The Staff also noted that such strategy does not appear to be disclosed in the “Principal Investment Strategies” sub-section or the more detailed “Principal Investment Strategies” section related to the Fund pursuant to Item 9 of Form N-1A.  Please consider whether this is a principal strategy that should be disclosed in one or both of the referenced sections.

The Trust responds by stating that the “Principal Investment Strategies” section will be revised to include emerging market high yield bonds.  The reference to “legal receivables” in the Annual Report was to a particular subset of the high yield fixed income securities already disclosed as a “Principal Investment Strategy” and not to a separate and distinct strategy.

Principal Risks of Investing in the Portfolios

9.	In the “Short Sales Risk,” please clarify that the potential for loss is unlimited with regard to short sales.

The Trust responds by stating that the disclosure will be revised as requested.

Distribution Agreements and Compensation to Dealers and Shareholder Servicing Agents

10.
Please move the “Distribution Agreements” and “Compensation to Dealers and Shareholder Servicing Agents” sections such that the sections follow the disclosure related to the Funds’ sales loads pursuant to General Instruction (C)(3)(a) of Form N-1A.

Because the Trust eliminated all sales charges effective March 28, 2012, the discussion regarding sales loads has been deleted from the prospectus and the referenced sections have not been moved.

Prospectus – Emerging Markets Portfolio

Summary Section

11.
The “Investment Objective” sub-section states the Fund’s investment objective is long-term growth.  However, the investment objective in the more detailed “Investment Objectives and Principal Investment Strategies” section pursuant to Item 9 of Form N-1A states that the Fund’s objective is long-term capital appreciation.  Please clarify the Fund’s investment objective.  If the objective is growth, please explain what is meant by growth.

The Trust responds by stating that the objective will be stated as “long-term capital appreciation” in both places.

12.
The “Principal Investment Strategies” sub-section states that the Fund’s use of derivatives “could be significant at times.”  However, the more detailed “Investment Objectives and Principal Investment Strategies” section pursuant to Item 9 of Form N-1A states that “it is not anticipated that [derivatives] will be used other than on a limited basis.”  Please clarify the Fund’s use of derivatives.

The Trust responds by stating that the internal inconsistency has been resolved by amending the language identified in the summary section to state that it is not anticipated that derivatives will be used other than on a limited basis.

13.
In the “Principal Investment Risk” sub-section, under the “Derivatives Risk,” it states that the Fund invests in “derivative instruments including, swap, futures contracts and alternative or ‘hybrid’ instruments.”  The Staff noted that the Fund discloses that it may also invest in options and does not reference hybrid instruments in its “Principal Investment Strategies” sections.  Please review the Fund’s “Derivatives Risk” and “Principal Investment Strategies” to ensure that the risks related to the Fund’s investments in derivatives are discussed.

The Trust responds by stating that the risk disclosure is accurate and the strategy disclosure will be revised to include a reference to “’hybrid’ instruments.”

Pricing of Portfolio Shares

14.
Please include the disclosure required by Instruction 2 to Item 11(a) of Form N-1A relating to the Fund’s net asset value changing on days when shareholders are unable to purchase or redeem shares because the Fund invests in portfolio securities primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares.

The Trust responds by making the requested addition.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Angela Pingel at (414) 765-6121.

Sincerely,

/s/ Garrett R. D’Alessandro
Garrett R. D’Alessandro
President, Vice Chairman and Trustee
Rochdale Investment Trust

cc:    Laura Anne Corsell, Esq., Montgomery McCracken Walker & Rhoads LLP